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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____ )*


                            Alarmguard Holdings, Inc.
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                               CUSIP No. 011649100
                                 (Cusip Number)


                                5/20/98 & 5/26/98
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1 (b)

         [ X ]  Rule 13d-1 (c)

         [   ]  Rule 13d-1 (d)
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CUSIP NO. 011649100                    13G                     PAGE 2 OF 5 PAGES


1)    NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO OF ABOVE PERSON:

         ING Baring (U.S.) Capital Corporation
         13-3916163

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                         (b) / /

3)    SEC USE ONLY


4)    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

 NUMBER OF SHARES          5)    SOLE VOTING POWER             375,346
BENEFICIALLY OWNED
BY EACH REPORTING          6)    SHARED VOTING POWER
      PERSON
                           7)    SOLE DISPOSITIVE POWER        375,346

                           8)    SHARED DISPOSITIVE POWER


9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         375,346

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7%

12)   TYPE OF REPORTING PERSON*

         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 011649100                    13G                     PAGE 3 OF 5 PAGES


ITEM 1 (a).       NAME OF ISSUER.

                  Alarmguard Holdings, Inc.


ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  125 Frontage Road
                  Orange, Connecticut  06477

ITEM 2(a).        NAME OF PERSON FILING:

                  Phillip R. Burnaman

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  667 Madison Avenue
                  New York, NY  10021

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, without par value

ITEM 2(e).        CUSIP NUMBER:

                  011649100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

     (a)    / /   Broker or dealer registered under Section 15 of the Act,

     (b)    / /   Bank as defined in Section 3 (a) (6) of the Act,

     (c)    / /   Insurance Company as defined in Section 3 (a) (19) of the Act,

     (d)    / /   Investment Company registered under Section 8 of the
                  Investment Company Act,

     (e)    / /   Investment Adviser registered under Section 203 of the
                  Investment Advisers of 1940,
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CUSIP NO. 011649100                    13G                     PAGE 4 OF 5 PAGES


     (f)    / /   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                  1974 or Endowment Fund; see 13d-1(b) (1) (ii) (F),

     (g)    / /   Parent Holding Company, in accordance with Rule 13d-1 (b) (ii)
                  (G); see Item 7,

     (h)    / /   Group, in accordance with Rule 13d-1 (b) (1) (ii) (H).

ITEM 4.           OWNERSHIP

                  (a)      Amount beneficially owned:  375,346

                  (b)      Percent of class:  6.7%

                  (c)      Number of shares as to which such person has:

                           (i)       Sole power to vote or to direct the vote
                                     375,346

                           (ii) Shared power to vote or direct the vote _________________,

                           (iii) Sole power to dispose or to direct the disposition of _________________,

                           (iv) Shared power to dispose or to direct the disposition of 375,346

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  N/A

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  N/A


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  N/A


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  N/A

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  N/A
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CUSIP NO. 011649100                    13G                     PAGE 5 OF 5 PAGES



ITEM 10.          CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or affect.




                                                         5/29/98
                                          --------------------------------------
                                                          (Date)



                                                 /s/ Phillip R. Burnaman
                                          --------------------------------------
                                                       (Signature)


                                          Phillip R. Burnaman, Managing Director
                                          --------------------------------------
                                                       (Name/Title)